FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Muse, John R.	2. Issuer Name and Ticker or Trading Symbol Dean Foods Company DF		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 200 Crescent Court, Suite 1600	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/06/03
(Street) Dallas, TX 75201		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/31/02		G	V	20,000	A	0(1)	160,446	D
Common Stock	01/06/03		A	V	214	A	0(2)	160,660	D
Common Stock								200	I	by Father-in-Law
Common Stock								200	I	by Mother
Common Stock								200	I	by Mother-in-Law
Common Stock								1,700	I	by Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Qualified Stock Option	$20.9375							06/30/99	06/30/09	Common Stock	15,000		15,000	D
Non-Qualified Stock Option	$24.4375							06/30/00	06/30/10	Common Stock	15,000		15,000	D
Non-Qualified Stock Option	$26.5500							06/29/01	06/29/11	Common Stock	15,000		15,000	D
Non-Qualified Stock Option	$29.3150							06/30/98	06/30/08	Common Stock	15,000		15,000	D
Non-Qualified Stock Option	$37.1600							07/01/02(3)	07/01/12	Common Stock	15,000		15,000	D
Short Call (obligation to sell)	$35.0000							01/28/02	06/28/02	Common Stock	50,000		500	D

Explanation of Responses:

(1) Bona Fide Gift
(2) These are restricted shares issued under Dean's 1997 Stock Option and Restricted Stock Plan in payment of fees owed for services as an independent director. All such shares are subject to a 3-year vesting period, with the first vesting occurring as of the date the shares were earned.
(3) All the options listed on this Table II were granted under the Issuer's Amended and Restated Stock Option and Restricted Stock Plan, and are fully vested and immediately exercisable upon grant.

By: /s/ John R. Muse **Signature of Reporting Person	01/08/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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